UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Luis A. Avila

Assistant Secretary

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Rd.

Atlanta, GA 30328

(678) 645-0448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cox Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,187,667
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,187,667
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,187,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.26% (1)
14	TYPE OF REPORTING PERSON* (see instructions) CO

1

Percentage calculated on the basis of 166,804,525 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of September 20, 2023, as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 21, 2023. Neither this percentage nor the shares listed above include shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date (as defined below).

CUSIP No. 96328L 205	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed pursuant to § 240.13d-1 under the Act on behalf of Cox Investment Holdings, Inc., a Delaware corporation (the “Reporting Person”).

The board of directors of the Reporting Person exercises voting and dispositive power with respect to the shares subject to this Schedule 13D. The board of directors of the Reporting Person consists of Dallas S. Clement and Jennifer Hightower, neither of whom has individual voting or dispositive power with respect to the shares and each of whom disclaims any beneficial ownership of the shares. The trustees of the Cox Family Voting Trust u/a/d 7/26/13 (the “Cox Family Voting Trust”), consisting of James C. Kennedy, Alexander C. Taylor and John M. Dyer, are responsible for appointing all of the members of the board of directors of the Reporting Person. Because the board of directors of the Reporting Person exercises voting and dispositive power with respect to the shares, each of the foregoing individuals disclaims any beneficial ownership of the shares held by the Reporting Person.

(b-c)

The principal executive office of the Reporting Person is located at 6205 Peachtree Dunwoody Rd., Atlanta, GA 30328. The principal business of the Reporting Person is making and managing investments for Cox Enterprises, Inc., which is a privately held, leading broadband communications and automotive services company.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of the Reporting Person (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

(d-e)

Neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Consideration.

The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D are incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

In connection with the Issuer’s prior public announcements relating to the Issuer’s efforts to explore strategic business partnerships and obtain additional capital, on the Closing Date, the Issuer announced the entry into the Credit Agreement, Investor Rights Agreement and Registration Rights Agreement (each as defined and described below) with the Reporting Person and certain other parties.

Credit Agreement

On September 20, 2023 (the “Closing Date”), the Issuer entered into a Credit Agreement (the “Credit Agreement”) among the Issuer, certain subsidiaries of the Issuer as guarantors, the Reporting Person, CK Wheels LLC (“CK Wheels”) and Delta Airlines, Inc. (“Delta”), as lenders, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent. The Credit Agreement provides for a five-year term loan facility in an initial aggregate principal amount of $350 million on the Closing Date, under which the Reporting Person has agreed to lend $50 million. The Credit Agreement also provides for a revolving working capital credit facility in an aggregate principal amount of up to $100 million, which will be provided by Delta and be available on a revolving basis for two years after the closing date. The Issuer used the proceeds of the term loan to repay certain outstanding indebtedness and will use the remainder for working capital and general corporate purposes.

Borrowings under the Credit Agreement bear interest at a rate of 10% per annum, subject to a potential step-up to 20% as further specified in the Credit Agreement. Interest shall be payable in kind in arrears on a quarterly basis or, at the Issuer’s option, in cash based on certain requirements set forth in the Credit Agreement. The Credit Agreement also contains certain covenants and events of default, in each case customary for transactions of this type. The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement filed as Exhibit 1 to this Schedule 13D, which is incorporated by reference herein.

CUSIP No. 96328L 205	13D	Page 4 of 7 Pages

Investment and Investor Rights Agreement

On the Closing Date, the Reporting Person entered into an Investment and Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer, CK Wheels and Delta (each of the Reporting Person, CK Wheels and Delta, an “Investor” and together, the “Investors”). On the Closing Date, the Issuer issued to the Reporting Person 20,187,667 shares of Class A Common Stock as consideration for the transactions contemplated by the Credit Agreement, which, when combined with issuances of Class A Common Stock to the other Investors, in the aggregate represents 80% of the pro forma fully diluted capital stock of the Issuer as of the Closing Date. Under the terms of the Investor Rights Agreement, the Issuer is required to use its best efforts to amend the Issuer’s Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of the Issuer (together, the “Issuer Charter Documents”) as promptly as reasonably practicable following the Closing Date (and in any event, by no later than December 31, 2023) to provide for an increase in the authorized Class A Common Stock in accordance with the terms of the Investor Rights Agreement, and to file with the Securities and Exchange Commission a proxy statement relating to the matters to be submitted to the stockholders of the Issuer at a meeting of such holders for the purpose of adopting such amendment to the Issuer Charter Documents (such approval, the “Requisite Shareholder Approval”). Following the Requisite Shareholder Approval, the Issuer shall issue to the Investors and any additional investors that may join the Investor Rights Agreement pursuant to its terms in a separate issuance an additional 529,926,270 shares of Class A Common Stock (the date of such issuance, the “Deferred Closing Date”), which, when combined with the issuance as of the Closing Date represents 95% of the pro forma fully diluted capital stock of the Issuer as of the Closing Date, subject to dilution from future awards issued under management incentive plans approved by the Board of Directors of the Issuer (the “Board”), and subject to the terms and conditions of the Investor Rights Agreement. The shares of Class A Common Stock issued to the Investors at the Closing Date will vote to obtain the Requisite Shareholder Approval.

Pursuant to the terms of the Investor Rights Agreement, the Issuer and each Investor will use its best efforts to cause the Board to be comprised of twelve directors as follows: (i) four designees of Delta, (ii) four designees of CK Wheels, (iii) one designee of the Reporting Person, (iv) the chief executive officer of the Issuer, and (v) David Adelman and Timothy Armstrong. Each Investor’s ongoing right to designate their respective designees to the Board is subject to ownership thresholds as set forth in further detail in the Investor Rights Agreement.

Pursuant to the Investor Rights Agreement, each Investor has agreed with the Issuer to certain transfer restrictions, as well as agreed to a right of first offer, tag-along rights and drag-along rights, in each case, under the terms and subject to the conditions set forth in the Investor Rights Agreement. Additionally, so long as Delta is entitled to designate at least one director, and so long as CK Wheels is entitled to designate at least one director, in each case, pursuant to the terms of the Investor Rights Agreement, the prior written consent of Delta and CK Wheels, acting independently, is required prior to the Issuer or the Board causing or permitting any subsidiary of the Issuer to take certain actions, as described in further detail in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement filed as Exhibit 2 to this Schedule 13D, which is incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Person and the other Investors. The Registration Rights Agreement provides for customary registration rights with respect to the Class A Common Stock issued to Investors pursuant to the Investor Rights Agreement and certain other equity securities of the Issuer held by Investors. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 3 to this Schedule 13D, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)

The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 20,187,667 shares of Class A Common Stock, which excludes shares Class A Common Stock to be issued by the Issuer on the Deferred Closing Date.

Calculations of beneficial ownership described herein are based on information provided by the Issuer in its Current Report on Form 8-K filed September 21, 2023 reflecting 166,804,525 Class A Common Stock outstanding and exclude the shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date.

(b)

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.

CUSIP No. 96328L 205	13D	Page 5 of 7 Pages

(c)

Except as disclosed in this Schedule 13D, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the Covered Persons has, effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Credit Agreement, dated as of September 20, 2023, by and among the Issuer, certain subsidiaries of the Issuer as guarantors, Cox Investment Holdings, Inc., certain other lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).

Exhibit 2	Investment and Investor Rights Agreement, dated as of September 20, 2023, by and among the Issuer, Cox Investment Holdings, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).

Exhibit 3	Registration Rights Agreement, dated as of September 20, 2023, by and among the Issuer, Cox Investment Holdings, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).

CUSIP No. 96328L 205	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Luis A. Avila
Luis A. Avila (Name)

Assistant Secretary
(Title)

September 27, 2023
(Date)

CUSIP No. 96328L 205	13D	Page 7 of 7 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF COX INVESTMENT HOLDINGS, INC.

The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Cox Investment Holdings, Inc. The business address of each such person at Cox Enterprises, Inc., 6205 Peachtree Dunwoody Rd., Atlanta, Georgia 30328. Each such person is a citizen of the United States of America.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Dallas S. Clement	Director and President	President, Chief Financial Officer for Cox Enterprises, Inc.

Jennifer Hightower	Director and Secretary	Executive Vice President, Chief Legal Officer & Corporate Secretary for Cox Enterprises, Inc.

Maria L. Friedman	Vice President and Treasurer	Executive Vice President, Finance for Cox Enterprises, Inc.

Rebecca L. Siegel	Vice President	Vice President for Cox Enterprises, Inc.

Luis A. Avila	Assistant Secretary	Vice President, Governance & Compliance and Assistant Secretary for Cox Enterprises, inc.